

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2015

Via E-Mail
Michael F. Bigham
Chairman and Chief Executive Officer
Paratek Pharmaceuticals, Inc.
75 Kneeland Street
Boston, MA 02111

> **Re: Paratek Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed April 2, 2015**
> **File No. 001-36066**

Dear Mr. Bigham:

We have limited our review of your registration statement to the issues we have addressed in the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 9A. Controls and Procedures, page 128

1. Please tell us how you were able to conclude that your disclosure controls and procedures were effective at December 31, 2014 when you were unable to assess the effectiveness of your internal controls over financial reporting at December 31, 2014.

Exhibits

2. Please revise your Section 302 certifications to include the required language in paragraph 4. Refer to Regulation S-K, Compliance and Disclosure Interpretations (C&DI), Section 215.02.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Assistant Chief Accountant (SACA) Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Staff Attorney Preston Brewer at (202) 551-3969, Legal Branch Chief Dan Greenspan at (202) 551-3623 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        John T. McKenna, Esq.
        Cooley LLP